

Mail Stop 7010

May 4, 2007

Ms. Kimberly A. Springsteen
Chief Executive Officer and Chief Financial Officer
Commonwealth Income & Growth Fund V
Brandywine One, Suite 200
2 Christy Drive, Chadds Ford, PA 19317

> **RE: Form 10-K for the Fiscal Year ended December 31, 2006**
> **File No. 333-108057**

Dear Ms. Springsteen:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These

revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 20

2. Please disclose the amount that you expect to invest in equipment and other capital expenditures in 2007 and how you anticipate funding these expenditures. Please refer to Item 303(a)(2) of Regulation S-K.

Controls and Procedures, page 22

3. You stated that your principal executive and financial officers evaluated the effectiveness of internal control relating to your reporting and disclosure obligations as of December 31, 2005, which is the end of the period covered by the annual report. Please note that this is date of the prior year annual report. Please revise to correct these disclosures as necessary. You also stated that disclosure controls and procedures are *sufficient* to provide that (a) material information relating to us, including our consolidated subsidiaries, is made known to these officers by our and our consolidated subsidiaries other employees, particularly material information related to the period for which this periodic report is being prepared; and (b) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the rules and forms promulgated by the Securities and Exchange Commission. Please note that you have provided an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise to also clarify, if true, that your disclosure controls and procedures were effective to "to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Please also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Financial Statements

Statement of Cash Flows, page F-6

4. You disclose that the accounts payable line item primarily relates to equipment purchases. Please tell us why transactions that result in a debit to equipment and a credit to accounts payable as of the balance sheet date appear to be shown in the statement of cash flows as an increase in operating cash flows with an offsetting decrease in investing cash flows. It would appear that these amounts should be presented as information about non-cash investing activities in that period with no actual statement of cash flow impact. In the subsequent period, when you actually make the cash payment for the equipment, it would appear to be an investing cash outflow. Please refer to paragraphs 17.c. and 32 of SFAS 95.

Summary of Significant Accounting Policies, page F-9

5. Given the significance of your lease income please disclose the following:
   * How you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions which may be present in your leases.
   * Whether you recognize lease income on a straight-line basis or whether it varies from a straight-line basis. If lease income is recognized on a basis other than a straight-line basis please disclose how this other method is more representative of the time pattern in which you derive value from your leased assets.
   * If minimum lease revenues are adjusted based on an index, such as the consumer price index, are computed based on the index that existed at the inception of the lease.
   Please refer to paragraph 5(n) of SFAS 13, as amended by SFAS 29, paragraph 19.b of SFAS 13 and FTB 85-3 and 88-1 for guidance.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief